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David C. Wang

503.517.2914

david.wang@hklaw.com

August 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, DC 20549-0306

Attn.: Brian R. Cascio, Accounting Branch Chief

Re:	Ascent Solar Technologies, Inc.

Form 10-K for the fiscal year ended December 31,2008

Filed March 12, 2009

Form 10-Q for the period ended March 31, 2009

File No. 001-32919

Dear Mr. Cascio:

On behalf of our client, Ascent Solar Technologies, Inc. (the “Company” or “Ascent”), we are responding to the Commission’s letter dated July 31, 2009 regarding the periodic filings referenced above. For your convenience, we have reproduced the comments from your letter, and Ascent’s response follows each comment.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.	Please tell us where you have disclosed information regarding your contractual obligations in accordance with Item 303(a)(5) of Regulation S-K.

The Company inadvertently omitted the Item 303(a)(5) table from its annual report on Form 10-K. In an attempt to rectify the prior omission, on page 27 of its Form 10-Q quarterly report filed August 7, 2009, Ascent included a table of contractual obligations as of June 30, 2009 (replicated below), and noted that the amounts contained in the table have not changed significantly from December 31, 2008. The Company also notes that a discussion of its contractual commitments and debt obligations appears in its annual report in Notes 8 and 9 of the financial statements (pages F-17 to F-19) and under “Liquidity and Capital Resources” (page 40).

		Payments Due by Year
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(In thousands)
Long-term debt obligations (1)	$12,832	$636	$1,387	$1,387	$9,422
Operating lease obligations	342	342	—	—	—
Purchase obligations (2)	45,811	40,142	5,669	—	—

Total	$58,985	$41,120	$7,056	$1,387	$9,422

(1)	Includes estimated cash interest to be paid over the remaining terms of the debt.
(2)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed minimum, or variable price provision and the approximate timing of transactions.

U.S. Securities and Exchange Commission

August 12, 2009

Liquidity and Capital Resources, page 39

2.	In light of your commercialization and manufacturing expansion plans, please revise future filings to discuss your funding requirements and whether you will be able to satisfy working capital requirements for the next twelve months with liquidity on hand. If not, please expand your disclosures to discuss your plans to raise additional capital and other actions that you are taking to address your liquidity needs.

The Company believes that it has sufficient capital to satisfy working capital requirements for 12 months following the balance sheet date.

To address capital needed for expansion, the Company is exploring various alternatives, including pursuit of a loan guarantee from the U.S. Department of Energy and conducting one or more shelf offerings from a Form S-3 registration statement declared effective by the Commission in January 2009. In part due to the Commission’s comment, and in an effort to clarify what actions the Company is taking to address its future liquidity needs, the Company included expanded MD&A disclosure in its recently filed Form 10-Q quarterly report and specifically mentions the aforementioned alternatives (see Form 10-Q filed August 7, 2009, page 27). The Company intends to include similar expanded disclosure in future filings.

U.S. Securities and Exchange Commission

August 12, 2009

Item 11. Executive Compensation, page 50

3.	Please note that Regulation S-K Item 402 requires all compensation information to be reported pursuant to that item, even if called for by another item. See Regulation S-K Item 402(a)(2) and (m)(1). In this regard, we note that you have described on page 59 under Item 13 the employment agreements with your executive officers. In future filings, as applicable, please ensure that you disclose the material terms of employment agreements with your named executive officers under the appropriate item of Form 10-K.

The Company intends to include such disclosure in future filings.

Financial Statements

Note 4. Fair Value Measurements, page F-l4

4.	Please tell us and revise future filings to describe the nature of your U.S. government securities and corporate securities. Please clarify why $22.8M of U.S. government securities and all corporate securities are classified under the Level 2 category. Please also discuss the significant inputs and estimates that are used in your Level 2 fair value calculation.

As of the balance sheet date, the Company held securities issued by U.S. government agencies (AAA/Aaa, if rated), AA/Aa2-rated corporate notes and A1/P1-rated commercial paper. Approximately $22.8 million of these securities are classified as Level 2 because the Company does not believe that it is possible to obtain a firm, up-to-date price of such securities from, for example, a major exchange; and, as a result, the Company relies on its brokerage firm and investment manager to report its fair value of such securities at the end of each month.

Item 15. Exhibits. Financial Statement Schedules, page 62

5.	Your exhibit list indicates that exhibit 10.27 is incorporated by reference from your Form 8-K filed November 29, 2007. However, no such report appears to have been filed by you. Please tell us from which report you intended to incorporate this exhibit by reference. In addition, you indicate that exhibits 10.47 – 10.51 are all incorporated by reference from exhibit 10.47 to your Form 10-Q filed November 10, 2008. However, exhibit 10.47 to that quarterly report appears to only be a restricted stock plan, rather than the agreements mentioned in exhibits 10.48 - 10.51. In future filings, please ensure that your exhibit list refers to the correct location of the exhibits you have incorporated by reference.

U.S. Securities and Exchange Commission

August 12, 2009

With regard to the license agreement with UD Technology Corporation, the Company intended to incorporate by reference to the Form 8-K current report dated November 29, 2006 (rather than 2007).

With regard to the exhibits 10.48 to 10.51, the proper references should read:

10.48	Executive Employment Agreement with Bruce I. Berkoff (incorporated by reference to Exhibit 10.48 to our Quarterly Report on Form 10-Q filed November 10, 2008)

10.49	Separation Agreement and General Release with Matthew Foster (incorporated by reference to Exhibit 10.49 to our Quarterly Report on Form 10-Q filed November 10, 2008)

10.50	Amendment No. 1 to Separation Agreement and General Release with Matthew Foster (incorporated by reference to Exhibit 10.50 to our Quarterly Report on Form 10-Q filed November 10, 2008)

10.51	Consultant Agreement with Matthew Foster (incorporated by reference to Exhibit 10.51 to our Quarterly Report on Form 10-Q filed November 10, 2008)

Corrections will be made in future filings, to the extent necessary.

Signatures, page 66

6.	Please tell us which individual signed in the capacity of principal accounting officer or controller below the second paragraph of text as required on the signatures page. In this regard, we note that according to page 45 of this report, it appears that Janet Casteel is your chief accounting officer but she did not sign this filing. If Ms. Casteel is your principal accounting officer or controller, please amend your annual report on Form 10-K and ensure that Ms. Casteel signs the document in that capacity.

Gary Gatchell serves as the Company’s principal financial and accounting officer, and Ms. Casteel serves as his direct report. In future annual reports, in an effort to minimize confusion, the Company will clarify that Mr. Gatchell is the Company’s principal financial and accounting officer.

Exhibits 31.1 and 31.2

7.	We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

U.S. Securities and Exchange Commission

August 12, 2009

The Company will make the appropriate revision in future filings.

Form 10-Q for the period ended March 31, 2009

8.	We note that exhibits 31.1 and 31.2 to your Form 10-Q for the period ended March 31, 2009 refer to an incorrect report in the paragraphs numbered 1. Please file a complete amendment to that report including all required certifications.

The Company will re-file a complete amendment with corrected certifications.

Item 2. Management’s Discussion and Analysis…page 21

9.	Please tell us how you calculated your public float as of the last business day of your fiscal quarter completed June 30, 2008, as it appears you are not eligible to rely on Regulation S-K Item 10(f). If you are not eligible to rely on Item 10(f), please ensure your future applicable filings includes all disclosure required of entities that are not smaller reporting companies. We note, for example, that your Form 10-Q for the period ended March 31, 2009 does not include the disclosure required by Regulation S-K Item 303(a)(5).

The Company’s public float, as reported, represents the market value of the Company’s common stock not held by directors, officers or other affiliates. The Company currently does not qualify to report as a smaller reporting company. The Company inadvertently omitted the Item 303(a)(5) table from its annual report on Form 10-K, but included a comparable table in its Form 10-Q quarterly report filed on August 7, 2009. In future annual reports, the Company intends to include the requisite table; and, in future quarterly reports, the Company intends to disclose material changes, if any, from such table.

10.	Please clarify whether you expect to begin production using equipment with a full 30 MW of annual rated production capacity by the middle of 2010 as disclosed on page 28 or by the end of 2010 as you disclose on page 11. If your previously disclosed plans have changed, please ensure your disclosure in applicable future filings describes the reasons for the change. For example, we note that according to pages 41 and F-13 of your annual report on Form 10-K that you expected to begin production with a full 30 MW of annual rated production capacity by the middle of 2010. Your disclosure on page 11 of your Form 10-Q for the period ended March 31, 2009 indicates that you do not expect to begin production with the full 30 MW capacity until the end of 2010.

U.S. Securities and Exchange Commission

August 12, 2009

The Company expects to achieve 30 MW of annual rated production capacity by the end of 2010. Conforming changes that reference this date were made in the Company’s Form 10-Q filed August 7, 2009, and the Company will attempt to provide clearer disclosure in future filings.

In connection with the foregoing responses, the Company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ David C. Wang
David C. Wang

cc:	Gary Gatchell, Ascent Solar Technologies, Inc.